Credit Suisse Institutional Fund, Inc.  International Focus Portfolio
Question 77C

On June 10, 2009 a Special Meeting of Shareholders of the Fund was held and the following matters were voted upon:


                                      For          Against       Abstain
(1) To approve an Agreement and Plan
of Reorganization                     1,379,963      0             234
(2) To approve an Investment
Sub-Advisory Agreement                1,379,963      0             234
